SOFTWARE ACQUISITION AGREEMENT

January 4th, 2021

This Software Acquisition Agreement ("Agreement") is made this 4th day of Janurary, 2021 ("Effective Date"), by and between DNA Brands, Inc. with its principal place of business at 275 E. Commercial Blvd #208 Lauderdale by the Sea, FL 33308 ("DNABrands") and Santo Mining Corp. AKA Santo Blockchain Labs Corp. with its principal place of business at 1680 Michigan Ave STE700-252 Miami Beach, FL 33139 ("SANTO").

RECITALS

1.SANTO. owns all right, title, and interest in and to that certain computer program and documentation identified as "DNATags"("Software").

2.SANTO. desires to sell 70% of the assign, grant, convey, software intellectual property and DNABrands desires to acquire 70% of the Software, in accordance with the terms and conditions of this agreement.

3.SANTO and DNABrands will mutually own all intellectual property right of the software in a 30/70 split.

4.SANTO will host, maintain, service, provided technical support for internal and external use, update the technology as the technology grows, secure the database, collect and supply data analytics, provide technology consulting all and any related technology services to make the product successful.

5.DNABrands will to the best of its abilities market and develop a business operations roadmap to launch the product “DNATags” into the market.

6.DNABrands will pay SANTO 30% of the Net Profit exclusively made by “DNATags” on a quarterly basis.

7.DNABrands and SANTO will incorporate a company “DNATags” with a 70% DNABrands and 30% SANTO ownership.  This corporation shall be a subsidiary of DNABrands with the intent to ether spin-out as its own public entity in less than 24 months, be absorbed by DNABrands 100% or sold into the market.

NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, SANTO and DNABrands, intending to be legally bound, hereby agree as follows:

AGREEMENT

1.DEFINITIONS

a.Software means, collectively, the full retail version, development version, testing version of the Software in source code and object code, together with any and all improvements, corrections, modifications, updates, enhancements or other changes, whether or not included in the current retail version, plus all System Documentation and User Documentation.  The depository of code will be on a jointly accessed account in GitLab.

b.System Documentation means all documentation used in the development and updating of the Software, including but not limited to, design or development specifications, error reports, and related correspondence and memoranda.

c.User Documentation means the end-user instruction manual that usually accompanies the Software instructing end users in the use of the Software in electronic form.

d.Software Trade Secret means any scientific or technical information, design, process, procedure, formula, or improvement included in the Software that is valuable, not generally known in the industry, and gives the owner of the Software a competitive advantage over those competitors who do not know or use such information.

2.CONVEYANCE OF RIGHTS

a.SANTO hereby transfers 70% ownership, grants, conveys, assigns, and relinquishes exclusively to DNABrands all of SANTO’s rights, title, and interest in and to both the tangible and the intangible property constituting the Software, in perpetuity (or for the longest period of time otherwise permitted by law), including the following corporeal and incorporeal incidents to the Software.

b.Joint title 70/30 to and possession of the media, devices, and documentation that constitute all copies of the Software, its component parts, and all documentation relating thereto, possessed or controlled by SANTO, which are to be accessed in GitLab and given joint custody to DNABrands pursuant to Section 3 of this Agreement.

c.All right, title, and interest of SANTO in and to the inventions, discoveries, improvements, ideas, trade secrets, know-how, confidential information, and all other intellectual property owned or claimed by SANTO pertaining to the Software.

3.DELIVERY OF PHYSICAL OBJECTS

a.Within Thirty (30) business days after the effective date of this Agreement, SANTO; shall create a depository in GitLab to give joint custody of the Software to DNABrands (i) its entire inventory of copies of the Software in object code form; (ii) a master copy of the Software, which shall be in a form suitable for copying; and (ii) all System Documentation and User Documentation pertaining to the Software.

4.PAYMENT

a.Purchase Price. In consideration for SANTO’s execution of this agreement and performance of the terms and conditions contained herein, DNABrands agrees to pay to SANTO during 20 (twenty) business days from the Effective Date, the sum of $40,000USD (Forty Thousand Dollars) for 70% exclusive ownership of DNATags.

b.Taxes. The amount payable to SANTO by DNABrands under this Section 4 is inclusive of any national, state or local sales, use, value-added or other taxes, customs duties, or similar tariffs and fees which SANTO may be required to pay or collect upon the delivery of Software or upon collection of the fee.

5.WARRANTIES OF TITLE

a.SANTO represents and warrants that:

i.DNABrands shall receive, pursuant to this Agreement as of the Effective Date, complete and the joint 70/30 rights, title, and interest in and to all tangible and intangible property rights existing in the Software, except for those matters addressed in Section 6 of this Agreement.

ii.it has developed the Software entirely through its own efforts for its own account and that the Software is free and clear of all liens, claims, encumbrances, rights, or equities whatsoever of any third party.

iii.the Software does not infringe any patent, copyright, or trade secret of any third party.

iv.the Software is fully eligible for protection under applicable copyright law and has not been forfeited to the public domain; and that the source code and system specifications for the Software have been maintained in confidence.

v.all personnel, including employees, agents, consultants, and contractors, who have contributed to or participated in the conception and development of the Software either (1) have been party to a work-for-hire relationship with SANTO that has accorded SANTO full, effective, and exclusive original ownership of all tangible and intangible property arising with respect to the Software or (2) have executed appropriate instruments of assignment in favor of SANTO as assignee that have conveyed to SANTO full, effective, and exclusive ownership of all tangible and intangible property thereby arising with respect to the Software;

vi.There are no agreements or arrangements in effect with respect to the marketing, distribution, licensing, or promotion of the Software by any independent salesperson, distributor, sub licensor, or other remarketer or sales organization.

6.FURTHER ASSURANCES

a.SANTO shall execute and deliver such further conveyance instruments and take such further actions as may be necessary or desirable to evidence more fully the joint 70/30 ownership of all of the Software to DNABrands.  SANTO therefore agrees:

i.To execute, acknowledge, and deliver any affidavits or documents of assignment and conveyance regarding the Software.

ii.To provide testimony in connection with any proceeding affecting the right, title, or interest of Software Purchaser in the Software.

iii.To perform any other acts deemed necessary to carry out the intent of this Agreement.

7.PROTECTION OF TRADE SECRETS

a.The parties agree to hold each other's Confidential Information in for a period of five (5) years following the Effective Date of this Agreement. The parties agree, that unless required by law, they shall not make each other's Confidential Information available in any form to any third party or to use each other's Confidential Information for any purpose other than the implementation of this Agreement. Each party agrees to take all reasonable steps to ensure that Confidential Information is not disclosed or distributed by its employees or agents in violation of the terms of this Agreement.

b.A party's "Confidential Information" shall not include information that: (a) is or becomes a part of the public domain through no act or omission of the other party; (b) was in the other party's lawful possession prior to the disclosure and had not been obtained by the other party either directly or indirectly from the disclosing party; (c) is lawfully disclosed to the other party by a third party without restriction on disclosure; (d) is independently developed by the other party; or (e) is required to be disclosed by any judicial or governmental requirement or order (provided that Recipient timely advises the disclosing party of the governmental demand for disclosure).

c.Notwithstanding Sections 8.1 and 8.2, both parties agree that from and after the Effective Date, and for so long thereafter as the data or information remains Software Trade Secrets, both parties shall not, disclose, or permit any person not authorized and agreed upon by both parties to obtain any Software Trade Secrets (whether or not the Software Trade Secrets are in written or tangible form).

8.ACKNOWLEDGMENT OF RIGHTS

a.In furtherance of this Agreement, SANTO hereby acknowledges that, from and after the effective date of this Agreement, DNABrands has acceded to all of SANTO’s exclusive rights, title, and standing to:

i.Receive all rights and benefits pertaining to the Software and the Agreements.

ii.Institute and prosecute all suits and proceedings and take all actions that DNABrands, in its sole discretion, may deem necessary or proper to collect, assert, or enforce any claim, right, or title of any kind in and to any and all of the Software.

iii.Defend and compromise any and all such action, suits, or proceedings relating to such transferred and assigned rights, title, interest, and benefits, and perform all other such acts in relation thereto as Software Purchaser, in its sole discretion, deems advisable.

9.WARRANTY & SUPPORT

a.SANTO represents and warrants that the Software conforms in all material respects to the functional specifications.

b.For a term of the 30% ownership from the Effective Date, SANTO shall provide a all the technical support and to provide technical consulting services to DNABrands. All salaries, benefits and other obligations to these engineers shall be paid by SANTO.

10.MUTAL CONCENT TO SELL

a.Parties shall not assign or sublicense any of its rights or duties under this Agreement without prior written consent of the other party.  Any attempt to assign or sublicense in breach of this provision shall be deemed null and void.

b.Both parties must mutually agree to sell the intellectual property rights of the software.

c.Both party has the right of first refusal to purchase the other parties ownership

d.In the event no such mutual agreement can be determined, both parties have the right to Arbitration Court in the State of Florida, all legal expenses are will be paid by winning party.

11.NON-COMPETE; NON-SOLICIT; NON-DISPARAGEMENT.

a.Parties agrees that from the date of this Agreement and until three years following any termination of this Agreement (the “Exclusivity End Date”), parties shall not directly or indirectly or by or through others (i) develop or commence development of any Competitive Software; (ii) market, advertise, promote, distribute, sell, rent or lease to others any Competitive Software; or (iii) take any action to solicit for employment or other work for any of the parties (or its subsidiaries’ and affiliates’) employees. At no time during the term of this Agreement, or thereafter shall parties directly or indirectly, disparage the commercial, business, or financial reputation of each party (and/or its subsidiaries). The parties acknowledge and agree that the foregoing restrictions are of the essence of this Agreement and are necessary for the protection of the other party’s ongoing business.

“Competitive Software” means any digital electronic application whose focus is to collect database information and content, to evaluate it and monitor results for the purpose of - including but not limited to: (i) Multi Level marketing organizational member monitoring and communication, (ii) sales result monitoring, (iii) information of organization, (iv) marketing (v) customized marketing campaigns in software, firmware, or hardware for any system, handheld, personal computers and or other machines or any software that is to the average consumer confusingly similar to the Software.

12.INDEMNITY

a.Indemnification. SANTO will defend, at its sole expense, any claim, suit or proceeding brought against DNABrands which is based upon a claim that (i) the Software infringes any patent, copyright, or trade secret, provided DNABrands gives SANTO written notice within thirty (30) days of receiving notice of such claim and provides SANTO reasonable cooperation in the defense of the claim. SANTO will pay any damages and costs assessed against DNABrands (or payable by DNABrands pursuant to a settlement agreement) in connection with the proceeding.

b.Remedies of DNABrands. In the event that a court directs DNABrands to cease distribution of the Software, SANTO will either (i) modify the Software so that it is no longer infringing, or (ii) procure for DNABrands the rights necessary for DNABrands to exploit the Software at no expense to DNABrands. If SANTO is unable to comply with either subsection (i) or (ii), DNABrands, at its option may either replace the infringing portions of the Software with non-infringing software at SANTO expense, or terminate this agreement and receive a complete refund of the purchase price.

13.MISCELLANEOUS

a.Binding. This Agreement shall inure to the benefit of, and be binding upon, the parties hereto, together with their respective legal representatives, successors, and assigns.

b.Choice of Law. This agreement shall be governed by and construed in accordance with the laws of the United States and the State of Florida Broward County.

c.Notices. Any notices given by either party hereunder will be in writing and will be given by personal delivery, national overnight courier service, or by U.S. mail, certified or registered, postage prepaid, return receipt requested, to SANTO or DNABrands at their respective addresses specified above. All notices will be deemed effective upon personal delivery, or five (5) days following deposit in the U.S. mail, or two (2) business days following deposit with any national overnight courier service.

d.Entirety and Amendment. This Agreement hereto constitutes the entire agreement and understanding between the parties with respect to the subject matter hereof and supersedes all prior or contemporaneous agreements, any representations or communications. The terms of this Agreement may not be amended except by a writing executed by both parties.

e.Force Majeure. Neither party will be in default if its performance is delayed or becomes impossible or impractical by reason of any cause beyond such party's reasonable control.

WHEREAS, the parties have executed this agreement in counterparts, each of which shall be deemed an original, as of the Effective Date first written above.

DNA Brands, Inc. /s/ Andrian McKenzie Andrian McKenzie CEO	Santo Mining Corp. & SAITEC Technology & Development Joint Stock Company Vietnam /s/ Franjose Yglesias Franjose Yglesias CEO